BANK OF COMMERCE HOLDINGS

November 15, 2018

VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: David Gessert, Staff Attorney

Re:	Bank of Commerce Holdings Registration Statement on Form S-4 File No. 333-228243 Request for Acceleration

Dear Mr. Gessert:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Bank of Commerce Holdings (the “Company”) hereby respectfully requests acceleration of the effectiveness of the Company’s Registration Statement on Form S-4 filed on November 7, 2018 (File No. 333-228243) as amended on November 15, 2018 (the “Registration Statement”) so that the Registration Statement shall become effective at 5:00 p.m. Eastern Time on November 19, 2018, or as soon as possible thereafter.

We would appreciate notification by telephone of the effective date of the Registration Statement and confirmation of such effectiveness in writing.

If you should have any questions about the foregoing request, please contact our counsel, Mr. Stephen M. Klein of Miller Nash Graham & Dunn LLP, at (206) 777-7506, or the undersigned at (916) 677-5800. Thank you for your cooperation in this matter.

Very truly yours, BANK OF COMMERCE HOLDINGS

By:	/s/ Randall S. Eslick
Randall S. Eslick President and Chief Executive Officer

cc: Stephen M. Klein, Miller Nash Graham & Dunn LLP